

September 14, 2010

David M. Bronson
Executive Vice President and Chief Financial Officer
PSS World Medical, Inc.
4345 Southpoint Boulevard
Jacksonville, FL 32216

>   **Re: PSS World Medical, Inc.
>   Form 10-K for Fiscal Year Ended April 2, 2010
>   Filed May 26, 2010
>   File No. 000-23832**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 18

1.   We note your response to comment three in our letter dated July 22, 2010, and we re-issue that comment. It does not appear that you have provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive awards. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate level or at the individual level are not

sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please submit a response that either provides draft language for the future filing or provides a confidentiality argument based on substantial competitive harm.

2.   We note your response to comment four in our letter dated July 22, 2010. To the extent the description of critical tasks is material, please disclose the information in future filings.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director